Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Entegris, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-160212 and 333-105962) on Form S-3 and (Nos. 333-127599 and 333-53382) on Form S-8 of Entegris, Inc. of our report dated February 25, 2010, with respect to the consolidated balance sheets of Entegris, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009 and the effectiveness of internal control over financial reporting as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of Entegris, Inc.

/s/ KPMG LLP

Minneapolis, Minnesota

February 25, 2010